FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

Wednesday, December 2, 2015 – 1 / 61

Rajeev Suri EGM speech – December 2, 2015

Final approved – formatted version – November 26

Not for release or distribution

Slide 1 – Intro

Thank you, Manne, and thanks to all the Nokia shareholders who are attending today. It is a pleasure to be able to speak to you at this important moment for the company.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 2 / 61

When we last met, at the Annual General Meeting on May 5th, I talked to you about how we were squarely focused on creating a new Nokia for a new era.

I shared how the world of technology is changing … how we see our role in that world … and I talked about our long-term vision of expanding the human possibilities of technology.

I also spoke about the Alcatel-Lucent transaction that we had announced just three weeks before … and about how, together, Alcatel-Lucent and Nokia would be at the heart of the technology that will define the future of our world in powerful, positive ways.

I closed my remarks by saying that I believed in the deal … in both my head and my heart.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 3 / 61

That remains 100 percent true today. And, as I think you have seen, others believe in it as well:

Your Chairman.

Your Board of Directors.

Nokia’s current management team.

The Alcatel-Lucent Board of Directors.

The leaders we have nominated for the company post-closing. Customers … employees … investors … regulators … governments … all of these and more have given their strong support for the compelling strategic logic of the transaction.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 4 / 61

Slide 2 - In your hands

Now, dear shareholders, it is in your hands.

This is your company, and the choice of how we now proceed, rightly rests with you.

That is why I am delighted to have this opportunity to speak with you today and lay out the case for our planned acquisition.

Your opinion counts and you are important ambassadors for Nokia.

www.nokia.com	© Nokia 2014

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Now, I do not intend to repeat all the details of the deal rationale that I shared at the AGM.

Risto has summarized those points well in his comments.

www.nokia.com	© Nokia 2014

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Slide 3 - Three key messages

Rather, I want to deliver three key messages that I hope will give you confidence in casting your vote in favor of the transaction.

First, that the year-to-date performance of both Nokia and Alcatel-Lucent shows that we are heading towards the planned closing in a position of strength.

Second, that – while integration planning is, of course, not finished – we are on track to do what we need to do to make the combination successful.

www.nokia.com	© Nokia 2014

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And third, that the strategic logic remains as compelling today as on the day we announced the transaction. In fact, that logic grows stronger every day.

Let me turn to these points now in greater detail.

www.nokia.com	© Nokia 2014

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Slide 4 – Nokia’s position of strength

The slide on the screen shows Nokia’s sales, operating profit, and earnings per share for the first three quarters of this year, compared to the first three quarters of last year.

Within that, you can see Nokia Networks in the lighter blue and Nokia Technologies in the darker blue.

I have removed HERE from the numbers as it is now being treated as a discontinued operation, given our planned sale of the business. We expect that transaction to close in the first quarter of 2016.

www.nokia.com	© Nokia 2014

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When you look at the numbers … revenue is up, albeit driven largely by currency fluctuations … operating profit is up slightly … and earnings per share are up by 16 percent.

Are these results perfect?

No.

Topline, in particular, remains a challenge.

But, at a time when markets are difficult, both businesses are doing excellent work and performing well, particularly relative to the competition.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 10 / 61

Slide 5 – Nokia Networks – strong culture delivers

Consider Nokia Networks.

In general, we have out-performed the competition in many metrics … and profitability in particular. When we announced our third-quarter results, we confirmed the Networks sales guidance for the year, and we raised our full-year profitability guidance to around – or slightly below – the high end of our long-term operating margin range.

www.nokia.com	© Nokia 2014

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I saw a recent report from a financial analyst who has been typically very favorable to our Swedish competitor, and which asked – I will paraphrase a bit here – why that competitor is not performing to the Nokia standard.

I have an answer to that question, but it might not be what you think.

In the past I have talked about our unique, disciplined operating model. That model remains a powerful asset and will continue to be at the foundation of our company, even after the planned acquisition of Alcatel-Lucent is complete.

But, I would like to suggest that the real secret of our success is not the operating model alone. Rather, it is the way that our people interact with that model … it is about our culture.

Let me explain.

www.nokia.com	© Nokia 2014

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As you will recall, Nokia Networks had a disappointing first quarter, with lower than expected – and lower than acceptable – profitability.

In earlier times, this would likely have resulted in a fair amount of gnashing of teeth … of debate … of delay.

Not this time.

The team did not panic.

They did not complain.

They did not make excuses.

Crucially, they did not give up.

They focused. They worked together.

They turned again to facing the hard problems, with creativity and resourcefulness. They put their shoulder to the wheel and did the hard work needed to get back on track.

www.nokia.com	© Nokia 2014

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And that is just what happened.

In the second quarter there was an impressive turnaround.

And, when I saw the strong third-quarter results of Networks, I realized that something extraordinary had happened … that a resilient, performance-focused culture had evolved at Nokia.

Our operating model is an enormously powerful weapon in the fight for competitiveness. What I have seen this year is a demonstration of how deeply that operating model is engrained in the teams: not grafted on, but a part of our way of life, our culture.

That culture is a powerful asset … a competitive advantage that cannot easily be replicated by others.

www.nokia.com	© Nokia 2014

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It is a strength that will serve us well as we integrate Alcatel-Lucent and face new challenges and new competitors in the years to come.

www.nokia.com	© Nokia 2014

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Slide 6 – Nokia Technologies in focus

Now, let’s turn to Nokia Technologies.

Technologies has spent most of its time since its foundation on building, on testing, and on focusing, focusing, focusing …

Building the business infrastructure needed to transform Technologies from a world-class research organization into a fully-fledged business …

www.nokia.com	© Nokia 2014

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Building a pipeline of new licensees for our remarkable portfolio of innovations, and investing in the R&D necessary to keep our portfolio fresh and current …

Testing ideas and gaining market experience, as we have done with the Nokia N1 and the Z Launcher …

And above all, focusing efforts on the areas with the highest potential, like digital media and connected health.

On the digital media side, check out the amazing and beautifully designed OZO virtual reality camera.

[hold up OZO]

It’s not that heavy, it’s beautiful. The word that comes to mind is cool, maybe awesome.

Not just great to look at, but simply beyond anything else that anyone can buy today or in the near future.

It’s invented, developed and made here in Finland, Tampere.

In connected health, it is too early to share details … but rest assured that the team is hard at work, and we see real potential … connected devices, wearables, and more.

www.nokia.com	© Nokia 2014

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Whether that potential turns into something interesting enough to bring to market has yet to be determined … but early signs are certainly positive.

www.nokia.com	© Nokia 2014

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Slide 7 – Shift plan delivers for Alcatel-Lucent

And now let’s turn our attention to Alcatel-Lucent. Of course, even today we still remain competitors, so I need to limit my comments to publicly available information.

But step back to 2013, when Michel Combes was appointed CEO.

Alcatel-Lucent was struggling, and some were questioning its long-term viability.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 19 / 61

And yet, as you can see from these numbers, the company is very far from such dire straits today. While their progress remains, in my view, a year or two behind that of Nokia Networks, Michel and his team brought the company back as a credible competitor.

No doubt about that.

What made the difference, of course, was Alcatel-Lucent’s Shift Plan: a complete restructuring of the company, designed to restore its profitability, resilience and industrial leadership.

As a result of this strategy, revenue from next-generation technologies – like ultra-broadband, IP and Cloud – has steadily increased. Now at the heart of Alcatel-Lucent’s business, these areas represent three-quarters of sales, against less than 50 percent in 2013.

The team has also focused heavily on execution and costs. As a result, 90 percent of the Shift Plan target for reducing fixed costs has been achieved, with a profound effect on profitability.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 20 / 61

And better execution, better focus on margin and better overall discipline has helped improve the company’s overall cash position, which has been the over-riding ambition of the company’s transformation.

But what I find most interesting about these results is the remarkable similarity to Nokia’s approach. Determination, courage, the ability to take and to execute hard decisions, unflinching honesty about where mistakes have been made, and absolute commitment to putting them right.

These are the qualities that made me realize, very early on in our discussions with Alcatel-Lucent, that, while our portfolios are highly complementary, our cultures also have more than a few similarities. They are the qualities that made me realize what a good fit our two companies would be together.

www.nokia.com	© Nokia 2014

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So, key message number one: both companies are heading towards the planned closing in a position of strength.

www.nokia.com	© Nokia 2014

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Slide 8 - Integration planning moving fast

Key message number two: we are moving fast to closing, and we are ready.

After all, we know that no matter how strong the companies are as they come together, the success of the acquisition will be determined largely by the success of the integration.

Both Nokia and Alcatel-Lucent have had their experience of acquisitions in the past and have learned from these: both what to do and, crucially, what not to do.

www.nokia.com	© Nokia 2014

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And, as far as is possible – given that, today, we are still competitors – we are making excellent progress in planning for our integration.

All the regulatory approvals needed for us to proceed with the exchange offer to Alcatel-Lucent’s shareholders have been received …

The exchange offer itself is ongoing … and institutions and individuals are starting to tender their shares …

The operating model for the new company has been defined and communicated. We have taken a pragmatic approach, getting the basics right which we can then refine over time …

More than 140 people have been nominated for key leadership positions, and we are fast approaching the nomination of another 1,500 or so leaders. As part of this effort, we are planning to have common account interfaces for key customers shortly after closing …

www.nokia.com	© Nokia 2014

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Clear plans and roadmaps are in place to ensure that cultural integration – critical for success in any merger or acquisition – is both fast and efficient. This includes a culture diagnostic at both companies to help identify similarities and differences, and activities aimed specifically at line managers to help them understand our mode of operation.

We have also – thanks to the excellent progress we are making in our integration planning – been able to accelerate our synergy plans, and now expect to deliver our 900 million euros of annual operating cost synergies in 2018, one year ahead of our original plan.

These fall into five distinct categories:

www.nokia.com	© Nokia 2014

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The streamlining of overlapping products and services – which we expect particularly in our Mobile Networks business group …

The rationalization of regional and sales organizations …

Increased economy of scale efficiencies in our overheads, particularly in manufacturing, supply chain, real estate, and information technology …

The reduction of central function and public company costs …

And procurement efficiencies, given the combined company’s expanded purchasing power.

While there is no such thing as a major acquisition that does not have its unexpected bumps, we have already made excellent progress, and have the structure and team in place to integrate effectively and manage whatever challenges come our way.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 26 / 61

Slide 9 - 1+1=?

And now I come to key message number three: that the strategic logic remains as compelling today as on the day we announced the transaction.

Here, I am going to test your math skills … although I do so with some trepidation, as I am sure that there are a fair number of financial experts and engineers in the audience today.

www.nokia.com	© Nokia 2014

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But bear with me as I try to answer the question on the screen … what does one-plus-one really equal in the case of Nokia and Alcatel-Lucent?

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 28 / 61

Slide 10 – A true global leader

When we announced the deal in April, we said that we would get bigger in some important areas when the transaction closes.

That is certainly true.

For example, based on what we see today in wireless, we will become the leader in 4G and have massive capability to invest in 5G.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 29 / 61

In fixed networks, we will be number one – and we expect the combined company’s fixed networks team to benefit from close collaboration with the other business groups to continue innovating and taking market share.

In IP routing we will be a strong number two.

In the crucial areas of Cloud and core: number one in subscriber management, IMS and Voice over LTE.

Number one in key software-driven areas such as Customer Experience Management and OSS, in the device management that is a key component for enabling the Internet of Things …

We believe that this transaction will make us either number one or a strong number two in virtually all of our major target segments.

And, of course, with the combination of Nokia and Alcatel-Lucent’s powerful services businesses, we expect to take the number two position in the services market overall.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 30 / 61

Slide 11 – Stronger position in key geographies

From a geographic perspective, we will gain a much stronger position in many regions.

Again, based on what we see today, in North America, we will become the market leader; in China, we will easily be the largest vendor not headquartered in the country; in Europe, we will roughly double our size … and the same is true for the Middle East and Africa, and Latin America.

With this presence we will have incredible depth with some of the largest, most innovative customers of the world … AT&T, Verizon, Vodafone, SoftBank, China Mobile, Airtel, Deutche Telecom … the list is long and deep.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 31 / 61

Slide 12 – An innovation powerhouse (Bell Labs image)

And, when it comes to innovation, there will be few that can match us.

We will combine our Networks-focused innovation under the world-renowned Bell Labs brand, while keeping Nokia Technologies as a separate licensing and incubation engine.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 32 / 61

The Nobel Prize-winning – not just one but eight – Bell Labs is an extraordinary asset with a storied history and leadership in innovation that continues into the present.

Together with Alcatel-Lucent, Nokia will have a massive combined spend of around 4.2 billion euros annually on R&D. That will lift us significantly compared to the competition … including putting us ahead of Ericsson.

So, from this perspective, what does one-plus-one equal?

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 33 / 61

Slide 13 – 1+1=1

The answer is pretty simple: it equals a very large number one.

But, as important as scale is, bigger is not – in itself – necessarily better.

But bear with me … as the math gets more compelling.

In fact, much more compelling.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 34 / 61

Slide 14 - The power of scope (slide shows current network elements covered by Nokia)

After all, this transaction is not only about size – about scale … it is also about scope.

Not only will we become bigger in areas where we already play, but at the close of the proposed transaction we will also have a much broader scope … a more extensive portfolio that covers the growing end-to-end requirements of our customers.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 35 / 61

On the screen you can see a simplified view of the parts of the network that Nokia is able to provide today to a typical telecom operator.

It is an addressable market of approximately 84 billion euros.

That is not bad … a very large market, where we have a strong position.

(slide builds: Nokia elements…joined by Alu elements)

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 36 / 61

Slides 15 and 16 – The power of scope (now network elements served by Alu are added)

With the addition of Alcatel-Lucent, however, new opportunities suddenly open up for us.

Our total addressable market immediately balloons to around 130 billion euros … and is probably even bigger than that.

That market is also expected to grow at a faster rate than our current addressable market, with an estimated CAGR of about 3.5 percent for 2014 to 2019.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 37 / 61

Slide 17 – 1+1 is greater than or equal to two

This math, the math of scope, is better. One plus one definitely equals two … and even a bit more than two.

Strengthened credibility with customers, the opportunity to cross-sell and upsell the expanded portfolio, better leveraging of our global sales channel, the addition of some key growth segments … all these things combine to add that extra bit beyond what the basic math tells us.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 38 / 61

Scope is powerful, let there be no doubt about that … particularly in a world where telecom operators are rarely “just” fixed or “just” mobile or “just” cable anymore.

Even so, that only addresses today: the here and now.

Not the future.

Not new markets.

Not radical new solutions for our customers.

Not exciting new customers.

Not what will allow us to really live up to our vision of expanding the human possibilities of technology … the possibilities that can benefit us all.

Addressing this is where the equation of one-plus-one – Nokia plus Alcatel-Lucent – gets really interesting.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 39 / 61

Slide 18 – Beyond connectivity

There is a lot of talk about all the people and all the things that will be connected in the coming years.

As the Internet of Things comes to life, commentators start their favorite sport: predicting the number of connections.

Some say 25 billion. Some say 50 billion. Some say 100 billion.

I say I do not really care.

It is billions and billions. Tens of billions.

www.nokia.com	© Nokia 2014

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In time, for sure, there will be hundreds of billions.

In time, virtually everybody … almost everything … and pretty much everywhere … will be connected.

www.nokia.com	© Nokia 2014

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Slide 19 – Human possibilities – every possibility

In truth, though, all of this matters less than what it enables.

We need to think bigger … beyond connections … beyond devices … beyond apps … to possibilities.

To making the world safer.

Cleaner. More livable. Healthier.

Sustainable.

More efficient. More productive.

More engaged.

www.nokia.com	© Nokia 2014

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Personal, peaceful, and more human.

Not just connections … but possibilities.

Human possibilities.

Every possibility.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 43 / 61

Slide 20 – The fabric of our connected lives

To make this vision a reality, we cannot just keep improving today’s networks. Instead, we need a totally new kind of network to serve people.

Seamless. Invisible … yet everywhere.

A network on which new services and new applications can flow without the limits of time … without the limits of space.

Where objects connected within the network can communicate with each other – without the need for human intervention – in ways that make our lives easier and easier.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 44 / 61

Where the network is not the limiting factor, but the enabler and accelerator.

Where bandwidth is not a barrier, but just there – as much as you need, whenever and wherever you need it.

Where a complex foundation is anything but complicated for you and me as we go about our lives.

Where privacy and security are built in from the start, not added on as an after-thought at the end.

Where “click and wait” is replaced by near-instant response times, and where resilience and reliability go well beyond eliminating dropped calls to supporting autonomous driving, remote healthcare and much more.

www.nokia.com	© Nokia 2014

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Where the network provides a canvas on which people can paint … a seamless, programmable canvas that is nothing less than the fabric of our connected lives.

www.nokia.com	© Nokia 2014

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Slide 21 – Making it real

Making this vision a reality is not a simple task. But it is possible.

No single company can do it alone.

But no single company will be better positioned to take the lead in bringing it to life than Nokia and Alcatel-Lucent combined.

What we will be able to offer our customers – and their customers – as a result of this deal is, simply, unparalleled:

www.nokia.com	© Nokia 2014

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An unmatched array of the routers and platforms that drive the internet and all modern technology … technology that eliminates the boundaries between networks and IT, and enables networks to empower users of all kinds and to be optimized for all kinds of uses …

Access to networks, whether over the air, copper, fiber, cable … at home, at work, in your car … leadership in both today’s 4G LTE technology and tomorrow’s LTE-Pro … and first – and fast – to market with 5G, with all the new opportunities that will enable …

Fixed broadband innovations that deliver speeds a thousand times faster than was possible just 10 years ago …

www.nokia.com	© Nokia 2014

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The extraordinary power of optical networking, which is fast approaching the ability to carry all the traffic for more than a million homes in a single strand ...

The most complete multi-faceted solution for providing transport, combining IP, optics and microwave …

Virtualized capabilities that bring Cloud-like efficiency and agility at time to market that will make today’s networks pale in comparison …

Analytics that deliver efficiency, but much more as well. We will be able to deliver powerful tools that can tune every parameter of a network live, in real time – to enable a perfect service for exactly what you are doing at that particular instant …

www.nokia.com	© Nokia 2014

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Tools that help operators with what they want most: more revenue … more profitable revenue. With our software-based capabilities in areas such as customer experience management and predictive marketing, we will be ideally placed to meet this need …

Unique capabilities to better manage video, which demands so much bandwidth that it risks clogging the whole system. With our Cloud-based IP video and other solutions, we will be at the heart of addressing this challenge …

Security expertise to ensure that there is trust in the system … that privacy is defined by what people choose to share … and which uses advanced analytics to protect us from security threats, like malware …

And, of course, we will not be limited to the network. We will have expertise in the sensors and devices that tap the power of this network, as Nokia Technologies explores new opportunities including in virtual reality and digital health.

www.nokia.com	© Nokia 2014

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Slide 22 - Bringing it to new places

As technology evolves, so does the landscape of our customers. Today, telecom operators make up most of our business … and I certainly expect them to continue to be in the majority for years to come.

After all, if we look at the big telecom and IT capex spenders, in terms of capex, today the top eight are all telco operators. But that picture is changing fast. Even now, Google spends as much as Telefónica on telecom and IT infrastructure.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 51 / 61

Walmart spends as much as KDDI of Japan. Bank of America as much as Telecom Italia … so they are big spenders.

These organizations, and many others, will want to knit the seamless fabric of connectivity to their own infrastructure in a way that both meets their own requirements and contributes to making the whole stronger and better.

And we will seek to tap these new areas. Not in an uncontrolled rush, but methodically and prudently … building step by step.

First, Cloud players … then, Fortune 500 enterprises … then, public safety and emergency services … and moving on to carefully selected vertical markets, such as healthcare and connected car.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 52 / 61

Alcatel-Lucent already counts many such organizations among its customers, and, together, we can do more in the future. Much more. I have no doubt that we can and will expand our horizons as the world of technology continues to change.

And, one more thing.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 53 / 61

Slide 23 – Finland in our DNA

We will continue to have Finland deep in our DNA …

… with the trust that comes from being both part of the key innovation ecosystems of the world yet not linked to any single country or government. And with the culture that derives so much from our Finnish roots.

Direct.

Principled.

Humble.

Tenacious.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 54 / 61

Fully alive and inspired by the possibilities of life.

Pure, elegant, and practical in how we design things.

With “sisu” in our culture.

That is something that will never change.

And, this brings me back to my math … and the question of what one-plus-one equals in the case of Nokia and Alcatel-Lucent.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 55 / 61

Slide 24 – 1+1 (does not equal) boring

It certainly does not equal this picture.

Let’s face it. Some people think telecom is … well, a bit boring … a bit old school … a bit musty.

They think this picture … from decades ago … is still the reality of today.

Nothing could be further from the truth.

Networks, both for telecom operators and for others, are home to some of the world’s most sophisticated technology, solving some of the world’s most complex problems.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 56 / 61

Networks will be at the heart of some of the most exciting research and innovation of the coming years.

Networks are driving and will continue to drive some of the greatest value-creation our age will see.

Far from boring.

Far from staid.

Far from one-plus-one equaling only two.

And I have absolutely no doubt that Alcatel-Lucent and Nokia, over time, will add up to something much more than two.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 57 / 61

Slide 25 – Human possibilities – every possibility

Just how much more, however, I cannot tell you.

I just know it will be more, much more.

Together, Nokia and Alcatel-Lucent will have more opportunities, more customers, more potential, more positive impact on the world around us.

We are at a defining moment, the kind which comes along only rarely in the lives of companies and people. I, for one, am grateful, humbled, and proud to be at this place, at this time.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 58 / 61

-----

It was not long ago that Nokia talked about connecting people.

That was powerful. It was real. It mattered.

It was a promise we made to the world and on which we delivered.

Now, we must consider that we are again at the start of something new.

Equally powerful. Equally real.

A world where Nokia can again deliver on a powerful promise.

A world where Nokia will be an integral part of the fabric that enables our connected lives.

A world of possibilities. Human possibilities.

Every possibility.

www.nokia.com	© Nokia 2014

Wednesday, December 2, 2015 – 59 / 61

…

Thank you for your time, your attention and your support.

www.nokia.com	© Nokia 2014

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This speech contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as, “plan”, “expect”, “will”, “would” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics, structure and organization of the combined company; the expected closing of the transaction; the expected benefits of the proposed transaction; the expected competitive position of the combined group; the expected customer reach of the combined group; the expected benefits of the proposed transaction, including related synergies; and the ability to implement the capital structure optimization program. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the success of the exchange offer; the performance of the global economy; the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this speech are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This speech relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American depositary shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This speech is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO; the Registration Statement on

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Form F-4 (the “Registration Statement”) (Registration No. 333- 206365) or the Solicitation / Recommendation Statement on Schedule 14D-9 each filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel-Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (“AMF”) on October 29, 2015 and which received the visa of the AMF on November 12, 2015 (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The exchange offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this speech must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel-Lucent’s response document (note en réponse), which received visa No. 15-573 and No. 15-574 respectively from the AMF, containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).

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